UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Savings Plus Plan, Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2014 and 2013, and for the year ended December 31, 2014, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Campbell, California

June 22, 2015

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2014	2013
Assets:
Investments, at fair value	$810,859,967	$725,391,134
Receivables:
Notes receivable from participants	9,646,764	9,370,591
Employer contribution receivable	734,573	375,205
Other receivables	36,557	21,145

Total receivables	10,417,894	9,766,941

Total assets	821,277,861	735,158,075
Liabilities:
Other liabilities	408,922	214,492

Net assets available for benefits, at fair value	820,868,939	734,943,583

Adjustment from fair value to contract value for a fully benefit responsive separate account	(3,993,675)	(2,382,798)

Net assets available for benefits	$816,875,264	$732,560,785

See notes to financial statements

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2014

Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$26,392,283
Net realized and unrealized gains in fair value of investments	40,343,815

66,736,098

Contributions:
Participants’	45,373,270
Employer’s	11,227,704

56,600,974

Total additions	123,337,072

Deductions from net assets attributed to:
Withdrawals and distributions	(38,955,109)
Administrative expenses	(67,484)

Total deductions	(39,022,593)

Net increase in net assets	84,314,479

Net assets available for benefits:
Beginning of year	732,560,785

End of year	$816,875,264

See notes to financial statements

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) provides only general information about the Plan in the form existing on December 31, 2014. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (“Lam Research” or the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”), and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 4, 2012, the Company completed its acquisition of Novellus Systems, Inc. (“Novellus”), as a result of which Novellus became a wholly-owned subsidiary of Lam Research. Effective December 31, 2012, the Novellus Systems, Inc. Retirement Plan was merged into the Plan. Employees of Novellus became eligible to participate in the Plan as of January 1, 2013.

Administration — The Company’s Savings Plus Plan, Lam Research 401(k) Committee (the “Administrator”) manages the operation and administration of the Plan. A third-party processes and maintains the records of participant data. Fidelity Management Trust Company (“Fidelity”) acts as the trustee and custodian of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Plan.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. GAAP.

Investment valuation and income recognition — As of December 31, 2014 and 2013, the Plan’s investments were held by Fidelity and were invested based primarily upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the MetLife Stable Value Blended Fund, a fully-benefit responsive separate account, as an investment.

The statements of net assets available for benefits present the adjustment of the fully benefit-responsive separate account from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Notes receivable from participants — Notes receivable from participants (“notes receivable”) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes — The Plan document is in the form of a Fidelity prototype plan document that received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Code and related state statutes. Plan assets are held in a trust that is intended to be exempt from federal income and state income and franchise taxes.

In accordance with guidance on accounting for uncertainty in income taxes (ASC 740-10), management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Recent accounting pronouncements – In May 2015, the FASB released Accounting Standards Update 2015-07 “Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”. The new standard removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The Plan is required to retrospectively adopt this standard for the year ending December 31, 2016, early adoption is permitted. The Plan is currently in the process of determining the impact, if any, to the financial statements.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25% each Plan year. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Subsequent Events – The Plan has evaluated subsequent events through June 22, 2015, which is the date the financial statements were available to be issued.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2014 and 2013 was as follows:

	2014	2013
Number of shares	743,394	833,450
Fair value	$58,980,892	$45,381,358

Certain Plan investments are managed by an affiliate of Fidelity, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — GUARANTEED INVESTMENT CONTRACT

In 2001, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the contributions in a separate account product. The account is credited with an interest rate that is determined by the yield of the separate accounts, the market value gain or loss of the contract and the anticipated cash flow for the next policy period. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula that is stipulated in the contract and agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis and re-set as needed.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or, (3) the Company establishes another savings program, pension or profit sharing plan to which Plan participants are eligible to contribute by payroll deduction. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract permits the insurance company or the Plan to terminate the agreement, at its discretion, and requires a 60-day written notice of intent to cancel. The average yield for the Plan years ended December 31, 2014 and 2013 was as follows:

	2014	2013
Average Yield	4.18%	-1.18%
Average Yield Credited to Plan Participants	2.58%	2.60%

NOTE 4 — PARTICIPATION AND BENEFITS

Participant contributions — For the year ended December 31, 2014, participants could elect to contribute from 1% to 75% of their compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Code. Participants who elected to contribute a portion of their compensation to the Plan agreed to accept an equivalent reduction in either taxable or after-tax compensation (in the form of pretax, Roth or after-tax contributions). New hires that did not make an affirmative election otherwise were automatically enrolled in the Plan with a taxable compensation deferral rate of 3%. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. In addition, beginning September 2013, participants could elect to contribute a portion of their after-tax compensation to the Plan. Contributions withheld are invested in accordance with the participants’ directions.

Participants are also allowed to make rollover contributions of amounts received from other eligible tax-qualified retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan. In 2014, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions and after-tax contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who is an active employee at the end of the year made the maximum contribution allowed by law ($17,500 during 2014) but, due to the timing of the participant’s contributions, did not receive the full 50%

Company match, and if the participant remains an active participant in the Plan on the date that the calculation and payout is made, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2014.

Vesting — Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any).

Participant accounts — Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2014 carry interest rates ranging from 4.25% to 10.5%.

NOTE 5 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the MetLife Stable Value Blended Fund (a separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2014 and 2013. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The FASB has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$32,575,509	$–	$–	$32,575,509
Mid cap equity funds	116,429,432	–	–	116,429,432
Large cap equity funds	235,787,039	–	–	235,787,039
International equity funds	61,937,587	–	–	61,937,587
Bond funds	39,699,493	–	–	39,699,493
Separate account	–	101,824,079	–	101,824,079
Common collective trusts - target date funds	–	148,488,443	–	148,488,443
Company stock	58,980,892	–	–	58,980,892
Brokerage account	12,586,133	–	–	12,586,133
Money market	2,551,360	–	–	2,551,360

	$560,547,445	$250,312,522	$–	$810,859,967

	Fair Value Measurements Using Input Type as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$35,054,386	$–	$–	$35,054,386
Mid cap equity funds	104,809,035	–	–	104,809,035
Large cap equity funds	213,543,719	–	–	213,543,719
Target date retirement funds	118,435,791	–	–	118,435,791
International equity funds	64,136,388	–	–	64,136,388
Bond funds	36,644,197	–	–	36,644,197
Separate account	–	96,393,621	–	96,393,621
Company stock	45,381,358	–	–	45,381,358
Brokerage account	8,170,630	–	–	8,170,630
Money market	2,822,009	–	–	2,822,009

	$628,997,513	$96,393,621	$–	$725,391,134

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks (including Lam Research common stock): Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market fund: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Separate Account: The Plan holds an investment in the MetLife Stable Value Blended Fund (the “Fund”), which invests primarily in a diversified portfolio of fixed income securities combined with contract value wrap (“wrap”) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or contract value plus accrued interest, resulting in stable rates of return. The investment objective of the Fund is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities. The fair value of participation units held in the Fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The fair values of the Plan’s interest in the Fund are based on quoted market prices in active markets, and securities and contracts are valued using a discounted revenue model using observable inputs (level 2 inputs). The Fund provides for daily participant directed redemptions at contract value (principal and interest accrued to date). However, sponsor directed redemptions (layoff, sale of a division, etc.) may be paid at market value, which may be less than contract value. Should the Administrator decide to terminate the separate account as an investment option for the Plan, the Plan is required to give the administrator of the separate account written notice at least 60 days in advance.

Common collective trust funds: As of December 31, 2014 the Plan holds investments in certain target date retirement funds (the “target date funds”) in a common collective trust fund which invest in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These trusts share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investment. Unit values are determined by the financial institution sponsoring such funds by dividing the funds’ net assets at fair value by its units outstanding at the valuation dates and are categorized as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 — INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
MetLife Stable Value Blended Fund	$101,824,079	$96,393,621
American Funds EuroPacific Growth Fund Class R6	42,126,302	45,688,607
MFS Value Fund Class R4	60,963,646	58,888,294
T. Rowe Price Blue Chip Growth Fund	89,730,031	81,771,828
Vanguard Extended Market Index Fund Institutional Shares	50,991,032	47,708,400
Vanguard Institutional Index Fund Institutional Shares	85,093,362	72,883,597
Lam Research Corporation Stock	58,980,892	45,381,358

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows during the year ended December 31, 2014:

Common stock	$19,326,038
Mutual funds	13,591,227
Common collective trust	7,426,550

$40,343,815

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$816,875,264	$732,560,785
Adjustment from contract value to fair value for fully benefit-responsive separate account	3,993,675	2,382,798

Net assets available for benefits per the Form 5500	$820,868,939	$734,943,583

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Increase in net assets available for benefits per the financial statements	$84,314,479
Adjustment to reverse fair value adjustment for fully benefit-responsive separate account related to prior year	(2,382,798)
Adjustment from contract value to fair value for fully benefit-responsive separate account	3,993,675

Increase in net assets available for benefits per Form 5500	$85,925,356

NOTE 8 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Separate Account)	$101,824,079
	AllianzGI NFJ Small-Cap Value Institutional Class	Mutual Fund	13,401,828
	American Funds EuroPacific Growth Fund Class R6	Mutual Fund	42,126,302
	American Funds New Perspective Fund Class R6	Mutual Fund	16,766,843
	DFA Emerging Markets Portfilio Institutional Class	Mutual Fund	3,044,441
	JP Morgan Mid-Cap Value Fund Select Class	Mutual Fund	25,037,671
	JP Morgan Mid-Cap Growth Select Class	Mutual Fund	40,400,729
	MFS Value Fund Class R4	Mutual Fund	60,963,646
	Oppenheimer Discovery Fund Class Y	Mutual Fund	19,173,681
	PIMCO Total Return Fund Institutional Class	Mutual Fund	21,546,237
	Templeton Global Bond Fund Advisor Class	Mutual Fund	5,384,237
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	89,730,031
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	50,991,032
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	85,093,362
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	12,769,018
	Vanguard Fiduciary Trust Company Target Retirement 2010 Trust II	Common collective trust	701,985
	Vanguard Fiduciary Trust Company Target Retirement 2015 Trust II	Common collective trust	9,621,063
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust II	Common collective trust	40,335,727
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust II	Common collective trust	24,083,260
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust II	Common collective trust	15,070,238
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust II	Common collective trust	23,129,233
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust II	Common collective trust	10,824,384
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust II	Common collective trust	13,233,309
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust II	Common collective trust	5,707,519
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust II	Common collective trust	1,854,635
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust II	Common collective trust	330,650
	Vanguard Fiduciary Trust Company Target Retirement Income Trust II	Common collective trust	3,596,442
*	Lam Research Corporation Stock	Company Stock	58,980,892
**	Brokeragelink	Brokerage Account	12,586,133
*	Cash and cash equivalents	Money Market	2,551,360
*	Participant loans	Interest rates ranging from 4.25% to 10.5%	9,646,764

			$820,506,731

*	Party-in-interest
**	Includes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date: June 22, 2015	By:	/s/ Mary Zeigler
Mary Zeigler
		Title:	Chairperson, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm